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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                           Statmon Technologies Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   85771Q 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Dean Delis, 2929 Campus, Suite 175, San Mateo, CA, 94403
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85771Q 10 0                   13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Dean Delis
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    Power            4,873,843
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        Power            Nil
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Power            4,873,843
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    Power            Nil
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,873,843
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP 85771Q 10 0

Item 1.  Security and Issuer

Common shares
Statmon Technologies Corp.
3000 Lakeside Drive, Suite 300S, Bannockburn, IL, 60015

Item 2.  Identity and Background

            a) Dean Delis

            b) 2929 Campus, Suite 175, San Mateo, CA, 94403

            c) Mortgage financing

            d) I have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

            e) I have not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

During the period from November 24, 2003 to April 27, 2007, I loaned $1,615,000 to Statmon Technologies Corp. ("Statmon") pursuant to the terms of promissory notes ("Notes") and was repaid $640,000 of these Notes. Pursuant to the terms of the Notes, I was granted 1,619,535 shares of Statmon common stock and warrants to purchase an additional 3,254,308 common shares of Statmon at exercise prices ranging from $1.00 per share to $1.50 per share and expiry dates up to September 29, 2012.

No part of the above transactions were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction.

See description above.

            a) Other than described above, there are no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, that reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

            b) There are no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            c) There are no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            d) There are no plans to change the present Board of Directors or management of Statmon or any plans or proposals to change the number or term of directors or to fill any existing vacancy on the Board of Statmon based on the transactions described above;

            e) There are no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

            f) There are no other material changes in the issuer's business or corporate structure based on the transactions described above;

            g) There are no plans or proposals which relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            h) There are no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            i) There are no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            j) There are no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Reporting Person             Shares                    Percentage of Class

    Dean Delis                   4,873,843                 25.9%

(b) Reporting Person             Shares with sole          Shares with shared
                                 power to vote             power to vote

    Dean Delis                   4,873,843

    Reporting Person             Shares with sole          Shares with shared
                                 power to dispose          power to dispose

    Dean Delis                   4,873,843


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than described immediately above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with the person named in
Item 2 and between such persons and any person with respect to any securities of the issuer except as disclosed herein.

Item 7  Material to be filed as exhibits.  None.

Signature         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 16, 2007


By: /s/ Dean Delis